June 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.

Registration Statement on Form S-3 filed on June 2, 2026

File No. 333-296411

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Plus Therapeutics, Inc. hereby requests for acceleration of the effective date of the above-referenced registration statement, as amended, so that it becomes effective as of 5:00 p.m. Eastern Time on Friday, June 5, 2026, or as soon thereafter as possible.

[Signature Page to Follow]

Very truly yours,

Plus Therapeutics, Inc.

By:	/s/ Andrew Sims
Name: Andrew Sims
Title: Chief Financial Officer

cc: Charles E. Chambers, Sullivan & Worcester LLP

[Signature Page to Acceleration Request]